February 19, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Todd Schiffman

Re:	Adial Pharmaceuticals, Inc.
Registration Statement on Form S-1 File No: 333-229615

Ladies and Gentlemen:

As the underwriters of the proposed offering of Adial Pharmaceuticals, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on February 20, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectuses dated February 12, 2019 and February 19, 2019 through the date hereof:

Preliminary Prospectuses dated February 12, 2019 and February 19, 2019:

Copies to underwriters:	2
Copies to prospective dealers:	12
Copies to prospective institutional investors:	225
Copies to prospective retail investors:	430

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Head of Investment Banking, Executive Managing Director

Joseph Gunnar & Co., LLC

By:	/s/ Stephan Stein
Name: Stephan Stein
Title: President